FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. Nº175

Santiago, August 13, 2015.

Ger. Gen. N° 088/2015.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile-

Re.:     Significant Event.

Dear Sir,:

In accordance with articles 9 and 10 under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis S.A. (“Enersis” or the “Company”), I hereby inform you of the following significant event:

With respect to the proposed corporate restructuring reported by the Company through Significant Events dated April 22, April 28, and July 27 of this year, we now inform you that the Directors’ Committee of Enersis S.A., at its extraordinary meeting held today, by the majority of its members, appointed IM Trust as Financial Adviser of the Directors’ Committee .

As financial advisor, IM Trust has been appointed to work within the scope and objective of The Chilean Companies Act Law, article 147, regarding independent appraisers, and also to comply with the general terms and conditions set forth by the Superintendence for Securities and Insurance Companies in its Official Letter N°15443.

Sincerely yours,

Daniel Fernández K.

Deputy Chief Executive Officer

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

c.c.       Bolsa de Comercio de Santiago (Santiago Stock Exchange).

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange).

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange).

             Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative).

             Comisión Clasificadora de Riesgo (Risk Classification Commission).

             National Economic Affairs Investigation Bureau (Fiscalía Nacional Económica)

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: August 13, 2015